UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 9, 2021

KANSAS CITY SOUTHERN

(Exact Name of Registrant as Specified in Charter)

Delaware	1-4717	44-0663509
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

427 West 12th Street, Kansas City, Missouri	64105
(Address of Principal Executive Offices)	(Zip Code)

(816) 983-1303

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Preferred Stock, Par Value $25 Per Share, 4%, Noncumulative	KSU	New York Stock Exchange
Common Stock, $.01 Per Share Par Value	KSU	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

As previously announced, on May 21, 2021, Kansas City Southern, a Delaware corporation (“KCS”), Canadian National Railway Company, a Canadian corporation (“CN”) and Brooklyn Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of CN (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for, among other things and subject to the satisfaction or waiver of specified conditions, the merger of Merger Sub with and into KCS (the “Merger”), with KCS surviving the Merger as a wholly owned subsidiary of CN.

In connection with the Merger, KCS filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement of KCS, dated July 7, 2021 (the “Proxy Statement”), which KCS commenced mailing to stockholders of KCS on or about July 7, 2021.

SUPPLEMENTAL DISCLOSURES

The following information supplements the Proxy Statement and should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below have the meanings set forth in the Proxy Statement. Without admitting in any way that the disclosures below are material or otherwise required by law, KCS makes the following supplemental disclosures:

The disclosure under the heading “The KCS Merger Proposal—Background of the Transaction” beginning on page 42 of the Proxy Statement is hereby amended by inserting the following immediately after the final sentence in the second paragraph under that heading:

KCS and the KCS board also retained BofA Securities as a financial advisor in connection with the review. KCS and the KCS board determined to engage both Morgan Stanley and BofA based on, among other things, each firm’s overall reputation and experience as an investment banking firm, each firm’s substantial experience in the transportation sector, and the belief that having the benefit of both firms’ advice would be in the best interests of KCS and its stockholders.

The disclosure under the heading “The KCS Merger Proposal—Background of the Transaction” beginning on page 42 of the Proxy Statement is hereby amended by replacing the third paragraph from the bottom on page 44 with the following:

On December 4, 2020, KCS entered into a confidentiality agreement with Party A, which contained customary standstill restrictions on Party A (which restrictions would terminate in the event any person acquired or became the owner of, or entered into a definitive agreement to acquire or become the owner of, more than 50% of the outstanding voting securities of KCS or assets of KCS representing more than 50% of its consolidated earning power).

The disclosure under the heading “The KCS Merger Proposal—Background of the Transaction” beginning on page 42 of the Proxy Statement is hereby amended by replacing the last sentence of the last paragraph on page 44 with the following:

On December 9, 2020, KCS entered into a mutual confidentiality agreement with CPRL, which contained customary standstill restrictions on CPRL (which restrictions would terminate in the event any person acquired or became the owner of, or entered into a definitive agreement to acquire or become the owner of, more than 50% of the outstanding voting securities of KCS or assets of KCS representing more than 50% of its consolidated earning power).

The disclosure under the heading “The KCS Merger Proposal—Background of the Transaction” beginning on page 42 of the Proxy Statement is hereby amended by replacing the second sentence of the second paragraph on page 49 with the following:

Also on April 26, 2021, KCS entered into a confidentiality agreement with CN in substantially the same form as the confidentiality agreements entered into with CPRL and Party A, other than the absence of standstill provisions and other immaterial changes.

The disclosure under the heading “The KCS Merger Proposal—Opinion of Morgan Stanley—Analyses related to KCS—Discounted Cash Flow Analysis” beginning on page 60 of the Proxy Statement is hereby amended and supplemented by inserting the following after the last sentence in the first paragraph under that heading:

Morgan Stanley used a discount rate range of 6.4% to 7.6% to reflect KCS’s estimated weighted average cost of capital, which was calculated by multiplying the cost of each capital source (debt and equity) by its relevant weight, and then adding the products together to determine the value. Cost of equity was calculated using the Capital Asset Pricing Model (“CAPM”). The CAPM takes into account market risk premium, risk-free rate and beta of the underlying stock. Morgan Stanley used an EBITDA exit multiple range of 10.75x to 12.25x based on KCS’s and comparable companies’ EBITDA multiples over time.

The disclosure under the heading “The KCS Merger Proposal—Opinion of Morgan Stanley—Analyses related to KCS—Comparable Public Company Analysis” beginning on page 60 of the Proxy Statement is hereby amended and supplemented by inserting the following after the last paragraph under that heading (such paragraph being the third full paragraph on page 62):

Morgan Stanley used a 14.0x to 16.0x representative range for 2021E AV / EBITDA Ratio for both KCS and CN. This range was based on market data multiples for KCS, CN and the four other public Class I railroads (CPRL, Union Pacific Corporation, CSX Corporation and Norfolk Southern Corporation). The KCS and CPRL market data were as of March 19, 2021 (the unaffected date for KCS’s share price), the CN market data was as of April 19, 2021 (the unaffected date for CN’s share price), and the Union Pacific Corporation, CSX Corporation and Norfolk Southern Corporation market data were as of May 20, 2021 (the day before the KCS Board Meeting).

Summary Statistics for 2021E AV / EBITDA Ratio
Minimum	13.8x
Median	15.1x
Mean	15.1x
Maximum	16.2x

Morgan Stanley used a 23.0x to 25.0x representative range for 2021E P / E Ratio for both KCS and CN. This range was based on market data multiples for KCS, CN and the four other public Class I railroads (CPRL, Union Pacific Corporation, CSX Corporation and Norfolk Southern Corporation). The KCS and CPRL market data were as of March 19, 2021 (the unaffected date for KCS’s share price), the CN market data was as of April 19, 2021 (the unaffected date for CN’s share price), and the Union Pacific Corporation, CSX Corporation and Norfolk Southern Corporation market data was as of May 20, 2021 (the day before the KCS Board Meeting).

Summary Statistics for 2021E P / E Ratio
Minimum	22.6x
Median	23.7x
Mean	23.8x
Maximum	25.1x

The disclosure under the heading “The KCS Merger Proposal—Opinion of Morgan Stanley—Analyses related to KCS—Precedent Transactions and Premia Paid Analysis” beginning on page 62 of the Proxy Statement is hereby amended and supplemented by replacing the table starting at the bottom of page 62 with the following:

Date Announced	Acquiror	Target	AV/LTM EBITDA Ratio		Transaction Value
July 2019	Brookfield Infrastructure Partners L.P. / GIC Pte Ltd.	Genesee & Wyoming Inc.	13.4x		8,432
March 2017	GMexico Transportes S.A. de C.V.	Florida East Coast Railway Holdings Corp	13.6x		2,100
October 2016	Genesee & Wyoming Australia Pty Ltd	Glencore Rail (NSW) Pty Limited	11.4x	(1)	866
October 2016	Macquarie Infrastructure and Real Assets	Genesee & Wyoming Australia Pty Ltd (49%)	11.2x	(1)	1,534
March 2016	Rail Consortium(2)	Pacific National Holdings Pty Ltd	10.3x		6,594
February 2015	Genesee & Wyoming Inc.	Freightliner Group Limited (95%)	9.5x		807
July 2012	Genesee & Wyoming Inc.	RailAmerica, Inc.	10.3x		2,008
November 2009	Berkshire Hathaway Inc.	Burlington Northern Santa Fe Corp.	8.8x		43,847
September 2007	Canadian Pacific Railway Limited	Dakota, Minnesota & Eastern Railroad Corporation	15.2x		1,480
November 2006	Fortress Investment Group LLC	RailAmerica, Inc.	11.7x		1,055
August 2005	Toll Holding Ltd.	Patrick Corporation	15.0x		5,284
December 2004	Kansas City Southern	Transportacion Ferroviaria Mexicana, S.A. de C.V. (51%)	6.1x		1,320
November 2003	Canadian National Railway Company	BC Rail Ltd.	14.4x		1,204
January 2001	Canadian National Railway Company	Wisconsin Central Ltd.	9.8x		1,191
February 1998	Canadian National Railway Company	Illinois Central Corp	11.4x		2,973
April 1997	CSX Corp. / Norfolk Southern Corporation	Conrail Inc.	12.1x		12,329
August 1995	Union Pacific Corp.	Southern Pacific Rail Corp.	12.3x		5,388
March 1995	Union Pacific Corp.	Chicago and North Western Holdings Corporation	8.4x		2,614
June 1994	Burlington Northern Inc.	Santa Fe Pacific Corporation	7.2x		5,087
Median			11.4x

(1)	G&W Australia transaction multiple was based on NTM projections since LTM were unavailable. All other transactions reflect AV/LTM EBITDA Ratios.
(2)

Rail Consortium consists of CPP Investments Limited (33%), Global Infrastructure Partners Inc. (27%), China Investment Corporation (16%), GIC Pte. Ltd. (12%), and British Columbia Investment Management Corporation (12%).

The disclosure under the heading “The KCS Merger Proposal—Opinion of Morgan Stanley—Analyses related to KCS—Precedent Transactions and Premia Paid Analysis” beginning on page 62 of the Proxy Statement is hereby amended and supplemented by inserting the following after the first full paragraph on page 64:

Morgan Stanley’s premia paid analysis was based on precedent transactions with transaction values greater than $1 billion from 2007 to 2020. The multiple range of 11.0x to 15.0x for the precedent transactions analysis was selected based on Morgan Stanley’s professional experience and judgment.

The disclosure under the heading “The KCS Merger Proposal—Opinion of Morgan Stanley—Analyses related to KCS—Other Factors” beginning on page 64 of the Proxy Statement is hereby amended and supplemented by inserting the following after the last sentence in the second bullet under that heading (such bullet being the first partial bullet on page 65):

Morgan Stanley used a discount rate of 7.8% to reflect KCS’s estimated cost of equity. Cost of equity was calculated using the CAPM. The CAPM takes into account market risk premium, risk-free rate and beta of the underlying stock.

The disclosure under the heading “The KCS Merger Proposal—Opinion of Morgan Stanley—Analyses related to KCS—Other Factors” beginning on page 64 of the Proxy Statement is hereby amended and supplemented by inserting the following after the first full paragraph on page 65:

Morgan Stanley used a discount rate of 7.8% to reflect KCS’s estimated cost of equity. Cost of equity was calculated using the CAPM. The CAPM takes into account market risk premium, risk-free rate and beta of the underlying stock. Morgan Stanley used a NTM P/E multiple range of 17.0x to 21.0x based on KCS’s and comparable companies’ NTM P/E multiples over time.

The disclosure under the heading “The KCS Merger Proposal—Opinion of Morgan Stanley—Analyses related to CN—Discounted Cash Flow Analysis” beginning on page 65 of the Proxy Statement is hereby amended and supplemented by inserting the following after the last sentence in the first paragraph under that heading:

Morgan Stanley used a discount rate range of 5.5% to 6.8% to reflect CN’s estimated weighted average cost of capital, which was calculated by multiplying the cost of each capital source (debt and equity) by its relevant weight, and then adding the products together to determine the value. Cost of equity was calculated using the CAPM. The CAPM takes into account market risk premium, risk-free rate and beta of the underlying stock. Morgan Stanley used an EBITDA exit multiple range of 11.75x to 13.25x based on CN’s and comparable companies’ EBITDA multiples over time.

The disclosure under the heading “The KCS Merger Proposal—Opinion of Morgan Stanley—Analyses related to CN—Other Factors” beginning on page 67 of the Proxy Statement is hereby amended and supplemented by inserting the following after the last sentence in the last bullet under that heading:

Morgan Stanley used a discount rate of 6.5% to reflect CN’s estimated cost of equity. Cost of equity was calculated using the CAPM. The CAPM takes into account market risk premium, risk-free rate and beta of the underlying stock.

The disclosure under the heading “The KCS Merger Proposal—Opinion of BofA Securities—Summary of Material Financial Analyses of KCS—Selected Publicly Traded Companies Analysis” beginning on page 72 of the Proxy Statement is hereby amended and supplemented by inserting the following after the last sentence in the fourth paragraph under that heading (such paragraph being the second full paragraph on page 73):

The selected multiple range of 22.5x to 25.0x was based on BofA Securities’s professional judgment and experience as well as the observable range of the selected publicly traded companies.

The disclosure under the heading “The KCS Merger Proposal—Opinion of BofA Securities—Summary of Material Financial Analyses of KCS—Selected Publicly Traded Companies Analysis” beginning on page 72 of the Proxy Statement is hereby amended and supplemented by inserting the following after the last sentence in the fifth paragraph under that heading (such paragraph being the third full paragraph on page 73):

The selected multiple range of 14.0x to 16.0x was based on BofA Securities’s professional judgment and experience as well as the observable range of the selected publicly traded companies.

The disclosure under the heading “The KCS Merger Proposal—Opinion of BofA Securities—Summary of Material Financial Analyses of KCS—Selected Precedent Transactions Analysis” beginning on page 73 of the Proxy Statement is hereby amended and supplemented by replacing the table on page 74 with the following:

Date Announced	Target	Acquiror	TV / LTM EBITDA	Transaction Value (1)
07/19	Genesee & Wyoming	Brookfield / GIC	13.4x	$8,432
03/17	Florida East Coast Railway	Grupo Mexico	13.6x	2,100
10/16	Glencore Rail	Genesee & Wyoming Australia	11.4x	866
10/16	Genesee & Wyoming Australia (49%)	Macquarie Infrastructure & Real Assets	11.2x	1,534
03/16	Pacific National	Rail Consortium (2)	10.3x	6,594
02/15	Freightliner (95%)	Genesee & Wyoming	9.5x	807
07/12	RailAmerica	Genesee & Wyoming	10.3x	2,008
11/09	Burlington Northern Santa Fe	Berkshire Hathaway	8.8x	43,847
09/07	Dakota, Minnesota & Eastern Railroad	Canadian Pacific	15.2x	1,480
05/07	Florida East Coast Industries	Fortress Investment Group	NA	3,475
11/06	RailAmerica	Fortress Investment Group	11.7x	1,055
12/05	Meridian Speedway Joint Venture	Kansas City Southern (70%) / Norfolk Southern (30%)	NA	1,000
08/05	Patrick Corporation	Toll	15.0x	5,284
12/04	Transportacion Ferroviaria Mexicana (51%)	Kansas City Southern	6.1x	1,320
11/03	BC Rail	Canadian National	14.4x	1,204
01/01	Wisconsin Central	Canadian National	9.8x	1,191
02/98	Illinois Central	Canadian National	11.4x	2,973
04/97	Conrail	CSX/Norfolk Southern	12.1x	12,329
08/95	Southern Pacific	Union Pacific	12.3x	5,388
03/95	Chicago & North Western	Union Pacific	8.4x	2,614
06/94	Santa Fe Pacific Corporation	Burlington Northern	7.2x	5,087

(1)	Full transaction value implied when less than 100% stake. All amounts in USD millions.
(2)	CPP Investments Limited (33%), Global Infrastructure Partners Inc. (27%), China Investment Corporation (16%), GIC Pte Ltd. (12%) and British Columbia Investment Management Corporation (12%).

The disclosure under the heading “The KCS Merger Proposal—Opinion of BofA Securities—Summary of Material Financial Analyses of KCS—Selected Precedent Transactions Analysis” beginning on page 73 of the Proxy Statement is hereby amended and supplemented by inserting the following before the last sentence in the second-to-last paragraph under that heading (such paragraph being the first full paragraph on page 75):

The selected multiple range of 11.5x to 14.0x was based on BofA Securities’s professional judgment and experience as well as the observable implied transaction multiples.

The disclosure under the heading “The KCS Merger Proposal—Opinion of BofA Securities—Summary of Material Financial Analyses of KCS—Discounted Cash Flow Analysis” beginning on page 75 of the Proxy Statement is hereby amended by inserting the following immediately before the final sentence in the paragraph under that heading (such paragraph being the last full paragraph on page 75):

A growth rate range of 2.25% to 2.75% was based on BofA Securities’s professional judgment and experience and represents long-term growth outlook for the business. The discount rate range reflected KCS’s estimated weighted average cost of capital, which was calculated by multiplying the estimated cost of each capital source (debt and equity) by its relevant weight, and then adding the products together. The estimated cost of equity was obtained using the capital asset pricing model (which takes into account the risk-free rate, the levered beta and the applicable equity market risk premium) and the estimated cost of debt was based on KCS’s estimated borrowing cost. KCS’s net debt as of March 31, 2021 was based on KCS’s Form 10-Q for the quarter ended March 31, 2021, which reported debt of $3,770 million and cash of $260 million. The calculation for fully diluted shares was based on 90.9 million common shares outstanding as reported on KCS’s Form 10-Q for the quarter ended March 31, 2021 and other dilutive shares such as options, performance shares and deferred shares. Preferred equity of $5 million and minority interest of $327 million were based on the balance sheet provided in KCS’s Form 10-Q for the quarter ended March 31, 2021.

The disclosure under the heading “The KCS Merger Proposal—Opinion of BofA Securities—Summary of Material Financial Analyses of KCS—Other Factors” beginning on page 75 of the Proxy Statement is hereby amended and supplemented by replacing the language in the second bullet with the following (such bullet being the first text on page 76):

BofA Securities reviewed 20 publicly available equity research analyst price targets for the shares of KCS common stock available as of March 19, 2021 (which was the last trading day prior to the announcement of the proposed acquisition of KCS by CPRL), and noted that the range of such price targets (discounted by one year at KCS’s estimated mid-point cost of equity of 7.7% and rounded to the nearest $0.05) was $185.75 to $238.70. The 7.7% discount rate applied by BofA reflected KCS’s estimated mid-point cost of equity, which was selected based on KCS’s observable cost of equity.

The disclosure under the heading “The KCS Merger Proposal—Opinion of BofA Securities—Summary of Material Financial Analyses of KCS—Other Factors” beginning on page 75 of the Proxy Statement is hereby amended and supplemented by inserting the following after the last sentence in the last bullet under that heading (such bullet being the second bullet on page 76):

Multiples used were based on BofA Securities’s professional judgment and experience as well as observable historical trading data of KCS and selected publicly traded companies. The discount rate (cost of equity) used was based on KCS’s observable cost of equity.

The disclosure under the heading “The KCS Merger Proposal—Opinion of BofA Securities—Summary of Material Financial Analyses of CN—Selected Publicly Traded Companies Analysis” beginning on page 76 of the Proxy

Statement is hereby amended and supplemented by inserting the following after the last sentence in the fourth paragraph under that heading (such paragraph being the first partial paragraph on page 77):

The selected multiple range of 22.5x to 25.0x was based on BofA Securities’s professional judgment and experience as well as the observable range of the selected publicly traded companies.

The disclosure under the heading “The KCS Merger Proposal—Opinion of BofA Securities—Summary of Material Financial Analyses of CN—Selected Publicly Traded Companies Analysis” beginning on page 76 of the Proxy Statement is hereby amended and supplemented by inserting the following after the last sentence in the fifth paragraph under that heading (such paragraph being the first full paragraph on page 77):

The selected multiple range of 14.0x to 16.0x was based on BofA Securities’s professional judgment and experience as well as the observable range of the selected publicly traded companies.

The disclosure under the heading “The KCS Merger Proposal—Opinion of BofA Securities—Summary of Material Financial Analyses of CN—Discounted Cash Flow Analysis” beginning on page 77 of the Proxy Statement is hereby amended by inserting the following immediately before the final sentence in the paragraph under that heading (such paragraph being the last full paragraph on page 77):

A growth rate range of 2.25% to 2.75% was based on BofA Securities’s professional judgment and experience and represents long-term growth outlook for the business. The discount rate range reflects CN’s estimated weighted average cost of capital, which was calculated by multiplying the estimated cost of each capital source (debt and equity) by its relevant weight, and then adding the products together. The estimated cost of equity was obtained using the capital asset pricing model (which takes into account the risk-free rate, the levered beta and the applicable equity market risk premium) and the estimated cost of debt was based on CN’s estimated borrowing cost. Net debt as of March 31, 2021 was based on the balance sheet provided in CN’s Form 6-K dated March 31, 2021, which reported debt of C$12,928 million and cash of C$518 million. The calculation of fully diluted shares was based on 708.8 million common shares outstanding and other dilutive shares such as options and performance shares. Net pension assets as of March 31, 2021 were based on the balance sheet provided in CN’s Form 6-K dated March 31, 2021, which reported C$196 million.

The disclosure under the heading “The KCS Merger Proposal—Opinion of BofA Securities—Summary of Material Financial Analyses of CN—Other Factors” beginning on page 78 of the Proxy Statement is hereby amended and supplemented by replacing the language in the second bullet under that heading with the following:

BofA Securities reviewed 27 publicly available equity research analyst price targets for the shares of CN common stock. The 6.7% discount rate reflects CN’s estimated mid-point cost of equity, which was selected based on CN’s observable cost of equity.

The disclosure under the heading “The KCS Merger Proposal—Opinion of BofA Securities—Summary of Material Pro Forma Financial Analysis—Has/Gets Analysis” beginning on page 78 of the Proxy Statement is hereby amended and supplemented by inserting the following before the last sentence in the first paragraph under that heading:

The discount rate range of 6.0% to 7.5% was based on BofA Securities’s professional judgment and experience and obtained using the capital asset pricing model for the estimated cost of equity (which takes into account the risk-free rate, the levered beta and the applicable equity market risk premium) and the estimated cost of debt. Estimated additional net debt of $19.8 billion was based on announced transaction debt of $19 billion and estimated transaction fees and expenses.

The disclosure under the heading “The KCS Merger Proposal—Opinion of BofA Securities—Miscellaneous” beginning on page 78 of the Proxy Statement is hereby amended by replacing the first sentence of the third full paragraph on page 79:

KCS has agreed to pay BofA Securities for its services in connection with the merger an aggregate fee, which is currently estimated, based on the information available as of the date of announcement, to be approximately $70 million, $5 million of which was paid upon delivery of its opinion in connection with the proposed acquisition of KCS by CPRL, $2.5 million of which was paid upon delivery of its opinion in connection with the merger and the remainder of which is payable upon the closing of the merger.

The disclosure under the heading “The KCS Merger Proposal—KCS Unaudited Prospective Financial Information” beginning on page 80 of the Proxy Statement is hereby amended and supplemented by replacing the table at the bottom of page 83 with the following table:

(Dollars in millions)	FY’21		FY’22	FY’23	FY’24	FY’25	FY’26	FY’27	FY’28	FY’29
Revenue	$3,055		$3,352	$3,554	$3,748	$3,946	$4,143	$4,344	$4,556	$4,770
Cash Operating Expenses	1,365		1,459	1,521	1,574	1,628	1,681	1,733	1,788	1,843
EBITDA(1)	1,690		1,893	2,033	2,174	2,318	2,462	2,610	2,768	2,928
Capital Expenditures	500		550	586	618	651	684	717	752	787
EPS(2)	9.34		11.47	12.87	14.66	16.62	18.72	21.03	23.59	26.38
D&A	375		396	420	442	466	488	511	537	562
Change in Net Working Capital(3)	153		(48)	—	—	—	—	—	—	—
Unlevered Free Cash Flow(4)	690	(5)	825	940	1,013	1,089	1,164	1,242	1,324	1,408

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization.
(2)

EPS is defined as diluted earnings per share adjusted for the depreciation component of income tax driven by the difference in the Mexican peso to U.S. dollar exchange rate that existed at the time assets in Mexico were put into service and the current Mexican peso to U.S. dollar exchange rate.

(3)	Change in Net Working Capital figures represent a source of cash if positive and a use of cash if negative.
(4)

Unlevered Free Cash Flow is defined as EBITDA less depreciation and amortization, plus other income, less other expenses, tax affected, plus depreciation and amortization, adjusted for changes in net working capital,    less capital expenditures and less other investing activities. The calculation of Unlevered Free Cash Flow was not expressly included in the KCS management unaudited KCS projections but was derived from the KCS management unaudited KCS projections and is included for reference.

(5)	Figure represents April – December 2021.

The disclosure under the heading “The KCS Merger Proposal—KCS Unaudited Prospective Financial Information” beginning on page 80 of the Proxy Statement is hereby amended and supplemented by replacing the table at the top of page 84 with the following table:

(Dollars in millions)	FY’21		FY’22	FY’23	FY’24	FY’25	FY’26	FY’27	FY’28	FY’29
Revenue	$11,822		$12,652	$13,536	$14,488	$15,352	$16,215	$17,101	$18,045	$19,001
Cash Operating Expenses	5,873		6,267	6,584	6,924	7,191	7,469	7,753	8,053	8,352
Adj. EBITDA(1)	5,949		6,384	6,952	7,564	8,161	8,746	9,348	9,992	10,650
Capital Expenditures	2,400		2,536	2,712	2,900	3,076	3,249	3,426	3,615	3,807
D&A	1,305		1,405	1,484	1,568	1,657	1,750	1,846	1,948	2,051
Change in Net Working Capital(2)	171		98	(32)	18	(37)	—	—	—	—
Unlevered Free Cash Flow(3)	2,253	(4)	3,041	3,184	3,496	3,700	3,664	3,960	4,275	4,600

(1)

Adj. EBITDA is defined as earnings before interest, taxes, depreciation and amortization and is adjusted for exclusion of net periodic benefit for purposes of KCS management unaudited CN projections. This is not reflective of how CN computes and reports “Adjusted EBITDA” for purposes of its financial reporting.

(2)	Change in Net Working Capital figures represent a source of cash if positive and a use of cash if negative.
(3)

Unlevered Free Cash Flow is defined as Adj. EBITDA less depreciation and amortization, plus other income, less other expenses, tax affected, plus depreciation and amortization, adjusted for changes in net working capital plus increases in deferred income taxes, less capital expenditures, plus other operating activities and less other investing activities. The calculation of Unlevered Free Cash Flow was not expressly included in the KCS management unaudited CN projections but was derived from the KCS management unaudited CN projections and is included for reference.
(4)	Figure represents April – December 2021.

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN and KCS caution that their assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’ Operations and Business” of KCS’ Annual Report on Form 10- K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN and KCS assume no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN or KCS does update any forward-looking statement, no inference should be made that CN or KCS will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction, and the registration statement has been declared effective. CN has filed with the SEC its prospectus and KCS has filed with the SEC its definitive proxy statement in connection with the proposed transaction, and the KCS proxy statement is being sent to the stockholders of KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the registration statement, the prospectus, the proxy statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This communication is neither a solicitation of a proxy nor a substitute for the registration statement, the prospectus, the proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants is or may be included in the registration statement, the prospectus, the proxy statement or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Southern

Date: August 9, 2021	By:	/s/ Adam J. Godderz
Adam J. Godderz
Senior Vice President – Chief Legal Officer &
Corporate Secretary